Virax Biolabs Group Limited

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

VIA EDGAR

December 29, 2025

U.S. Securities & Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Attn: Jessica Dickerson

Re:	Virax Biolabs Group Limited
Registration Statement on Form F-3
Filed December 18, 2025
File No. 333-292241

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Virax Biolabs Group Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on December 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ James Foster
James Foster Chief Executive Officer